January 14, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C.   20549

Attention: Jennifer Thompson, Accounting Branch Chief

Re:	A & J Venture Capital Group, Inc. Item 4.01 Form 8-K Filed January 5, 2011 File No. 333-146441

Dear Ms. Thompson:

In response to your correspondence dated January 10, 2010 concerning the above-referenced issuer, A & J Venture Capital Group, Inc. (the "Company"), please be advised that the Company is responding to the Staff’s comments in this letter.  For ease of reference, we have followed the numbering format of your letter in responding:

Item 4.01 Form 8-K Filed January 5, 2011

1.           We note that you have not included a letter from R.R. Hawkins stating whether it agrees with your disclosures.  Please file the letter from R.R. Hawkins within ten business days or within 2 business days of your receipt of the letter as an exhibit to an amendment to this Form 8-K in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.  If you are unable to obtain this letter from R.R. Hawkins, please explain to us in more detail why you are unable to obtain this letter and revise your Form 8-K to disclose to your investors the fact that you were unable to obtain this letter.

RESPONSE:

The letter from R.R. Hawkins was received on January 13, 2011 and a Form 8-K/A with the R.R. Hawkins letter attached thereto as an exhibit was filed by the Company on January 13, 2011.

In connection with the Company’s responses to your comments, please be advised that the Company acknowledges in its letter attached hereto the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions.

Sincerely,

MCDOWELL ODOM LLP

/s/ Claudia McDowell

Claudia J. McDowell

/CJM
Enclosures

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